UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-34152

Westport Fuel Systems Inc.
(Translation of registrant's name into English)

1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada, V6P 6G2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K of Westport Fuel Systems Inc. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of the Company (File No. 333-228551).

EXHIBIT INDEX

Exhibits	Descriptions
99.1	Equity Distribution Agreement between the Company, RBC Dominion Securities Inc., RBC Capital Markets, LLC, Oppenheimer & Co. Inc., H.C. Wainwright & Co., LLC, dated November 9, 2020
99.2	News Release dated November 9, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Fuel Systems Inc.
(Registrant)

Date: November 9, 2020	/s/ Richard Orazietti
Richard Orazietti
Chief Financial Officer